UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )(1)

PATRIOT NATIONAL BANCORP, INC.

(Name of Issuer)

Common Stock, par value $2.00

(Title of Class of Securities)

70336F104

(CUSIP Number)

Barry Lewis
406 Harbor Cove
Piermont, New York 10968
Telephone: (845) 359-1673

With a copy to:

Michael R. Reiner, Esq.
Breslow & Walker, LLP
767 Third Avenue
New York, New York 10017
Telephone: (212) 832-1930

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 for other parties to whom copies are to be sent.

(Continued on following page(s))

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70336F104                                                                         13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Lewis
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 473,100 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 473,100 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,100 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No.70336F104                                                                         13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Lewis Revocable Living Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* (SEE INSTRUCTIONS) WC, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 145,472 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 145,472 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,472 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.07%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1.	Security and Issuer.

                            This statement relates to shares of the Common Stock, par value $2.00 per share (the “Shares”), of Patriot National Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 900 Bedford Street, Stamford, Connecticut 06901.

Item 2.	Identity and Background.

1)	(a)	Barry Lewis

	(b)	Address:	406 Harbor Cove
Piermont, New York 10968

	(c)	Principal Business:	Investments

	(f)	Citizenship:	United States

2)	(a)	Barry Lewis Revocable Living Trust, a revocable trust formed under the laws of New York.

	(b)	Address:	406 Harbor Cove
Piermont, New York 10968

	(c)	Principal Business:	Investments

          No person described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          No person described herein has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

          The purchases of the Common Stock by the reporting persons were with the funds of the Rollover IRA Accounts and the funds of the Barry Lewis Revocable Living Trust.

Item 4.	Purpose of Transaction.

          The shares of Common Stock disclosed herein were acquired for investment purposes. Other than Mr. Barry Lewis’ capacity as an advisor to the Chairman of the Board of Directors of the Issuer, no person described herein has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.	Interests in Securities of the Issuer.

          (a)             The following list sets forth the aggregate number and percentage (based on 4,745,263 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2008), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 18, 2009:

Name	Shares of Common Stock Beneficially Owned		Percentage of Shares of Common Stock Beneficially Owned

Barry Lewis	473,100	(1),(2),(3)	9.97%

Barry Lewis Revocable Living Trust	145,472	(2)	3.07%

          (b)             Barry Lewis, by virtue of being the trustee of the Barry Lewis IRA Rollover Accounts and the trustee of the Barry Lewis Revocable Living Trust may be deemed to have sole power to vote and to dispose of 473,100 shares of Common Stock, representing approximately 9.97% of the outstanding Common Stock.

                            Barry Lewis Revocable Living Trust has sole power to vote and to dispose of 145,472 shares of Common Stock, representing approximately 3.07% of the outstanding Common Stock.

          (c)             There were no transactions by any of the persons described herein in the Issuer’s securities effected during the past sixty days.

          (d)             No person other than the persons described herein is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

          (e)             Not applicable.

[1] Includes 327,628 shares of Common Stock held in Barry Lewis IRA Rollover Accounts.

[2] Includes 145,472 shares of Common Stock held in the Barry Lewis Revocable Living Trust, for which Mr. Barry Lewis serves as sole trustee.

[3] The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

                           Joint Filing Agreement by and between Barry Lewis and the Barry Lewis Revocable Living Trust, dated March 26, 2009.

SIGNATURE

          After reasonable inquiry and to the best of his/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: March 26, 2009

/s/ Barry Lewis

Barry Lewis

BARRY LEWIS REVOCABLE LIVING TRUST

By:	/s/ Barry Lewis

Barry Lewis, Trustee

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

13D
EXHIBIT A
JOINT FILING AGREEMENT

          The undersigned hereby agrees that the Statement on Schedule 13D with respect to the shares of Common Stock, $2.00 par value per share, of Patriot National Bancorp, Inc. and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

          This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: March 26, 2009

/s/ Barry Lewis

Barry Lewis

Barry Lewis Revocable Living Trust

By:	/s/ Barry Lewis

Barry Lewis, Trustee